SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In March 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			31,465,305		0.2002	0.2002

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price R$	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	28	2,212,734	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	30	529,705	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	31	42,693	0.00000	0.00
			Total Conversion ADRs (In)		2,785,132		0.00
Shares	Common	Direct with the Company	Exerc Options	01	31,725	5.36760	170,287.11
Shares	Common	Direct with the Company	Exerc Options	02	30,125	9.35960	281,957.95
Shares	Common	Direct with the Company	Exerc Options	04	74,550	0.21852	16,290.67
Shares	Common	Direct with the Company	Exerc Options	04	59,750	2.03648	121,679.68
Shares	Common	Direct with the Company	Exerc Options	04	87,350	9.35960	817,561.06
Shares	Common	Direct with the Company	Exerc Options	07	50,825	3.86096	196,233.29
Shares	Common	Direct with the Company	Exerc Options	23	44,975	0.64106	28,831.67
Shares	Common	Direct with the Company	Exerc Options	23	57,625	1.83284	105,617.41
Shares	Common	Direct with the Company	Exerc Options	23	82,350	2.03648	167,704.13
Shares	Common	Direct with the Company	Exerc Options	23	63,425	3.86096	244,881.39
Shares	Common	Direct with the Company	Deferred Shares	28	3,761,654	2.10356	7,912,878.39
Shares	Common	Direct with the Company	Bonus Shares	30	908,157	18.25	16,573,865.25
Shares	Common	Direct with the Company	Exerc Options	31	140,650	0.21852	30,734.84
Shares	Common	Direct with the Company	Exerc Options	31	162,075	0.64106	103,899.80
Shares	Common	Direct with the Company	Exerc Options	31	100,600	1.83284	184,383.70
Shares	Common	Direct with the Company	Exerc Options	31	144,375	2.03648	294,016.80
			Total Sell		5,800,211		27,250,823.14
Shares	Common	Direct with the Company	Plan of Shares Acquisition	01	9,331	18.25	170,290.75
Shares	Common	Direct with the Company	Plan of Shares Acquisition	02	15,544	18.14	281,968.16
Shares	Common	Direct with the Company	Plan of Shares Acquisition	04	49,151	19.11	939,275.61
Shares	Common	Direct with the Company	Private Acquisition	11	48,000	18.22	874,560.00
Shares	Common	Direct with the Company	Private Acquisition	23	26,844	19.00	510,036.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	23	28,793	19.00	547,067.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	31	32,576	18.82	613,080.32
			Total Buy		210,239		3,936,277.84

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			23,090,201		0.1469	0.1469

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In March 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	28	2,212,734	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	30	529,705	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	31	42,693	0.00000	0.00
			Total Conversion ADRs (In)		2,785,132		0.00
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	31	21,407	5.18	110,888.72
			Total Buy		21,407		110,888.72

ADR (*)	Common	Direct with the Company	Bonus ADRs	30	529,705	5.053162	2,676,685.18
ADR (*)	Common	Direct with the Company	Deferred ADRs	28	2,212,734	1.16647	2,581,087.36

ADR (*)	Common	Direct with the Company	Exerc Options	31	17,700	1.4755762	26,117.70
ADR (*)	Common	Direct with the Company	Exerc Options	31	26,675	1.3576368	36,214.96
ADR (*)	Common	Direct with the Company	Exerc Options	31	19,725	2.4616509	48,556.06
			Total Sell		2,806,539		5,368,661.26

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

1.       When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

2.       Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

3.       Quantity multiplied by price.

(*) Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer